Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 •
www.denisonmines.com

PRESS RELEASE

DENISON INTERSECTS NEW ZONE OF URANIUM MINERALIZATION AT WHEELER RIVER

Toronto, ON – March 30, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report the discovery of a new zone of uranium mineralization at the Wheeler River project in the eastern Athabasca Basin of northern Saskatchewan. Uranium in the new zone occurs at the unconformity, 800 metres south of the Gryphon zone. Two drill holes have intersected the zone to date, with the best result being 2.8% eU3O8 over 4.0 metres. Wheeler River is a joint venture (Denison 60% and the operator) with Cameco Corp (30%) and JCU (Canada) Exploration Company, Limited (10%).

The winter 2015 drill program continues at Wheeler River with three drills on site. The program is designed to both extend the Gryphon zone of basement hosted uranium discovered in 2014 and explore for other zones of mineralization in the area.

New Zone of Unconformity Mineralization

Ten drill holes have been completed to explore for additional zones of mineralization along strike to the south of the Gryphon zone. The highlight is drill hole WR-597, which intersected 2.8% eU3O8 over 4.0 metres at the unconformity. WR-597 was following up drill hole WR-595 which intersected 0.9% eU3O8 over 1.1 metres. Mineralization straddles the unconformity, replacing the matrix of the basal sandstone or filling fractures in the underlying pelitic strata. The mineralization is open along the section and along strike to the south. This component of the winter drilling program, south of the Gryphon zone, was designed to systematically evaluate the potential for both basement and unconformity hosted mineralization. The area is characterized by graphitic faults and a prospective alteration zone extending from the south end of the Gryphon zone. Several of the drill holes have intersected weak uranium mineralization in the basement, similar to historic drill holes that led to the discovery of the Gryphon zone. Each of these warrants eventual follow-up. Drill holes WR-595 and WR-597 are the southernmost drill holes, completed on a section 800 metres south of the Gryphon zone, and have intersected the first occurrence of unconformity hosted uranium in the area and significant basement mineralization.

Gryphon Extension Drilling

Early results from this year’s program successfully extended the Gryphon zone of uranium mineralization in both the up-plunge and down-plunge directions. Since then, five additional drill holes have been completed in the down-plunge direction, one of which (WR-583D2) was successful in extending the zone at depth. Another two holes attempted to extend mineralization in the up-plunge direction, but neither intersected significant mineralization. The zone is still open in both plunge directions.

The drill results from the on-going winter program are summarized in the table below. The attached figure shows the location of the drill holes on an inclined longitudinal section.

Drilling will continue in the Gryphon area until mid-April, with emphasis being placed on the new unconformity hosted zone. A 23,000 metre summer drilling program is planned for the Wheeler River project, which is anticipated to begin in June.

2015 Year to Date Drilling Results

Drill Hole	Location	Basement/	Down-Hole Total Gamma Probe
		Unconformity	From (m)	To (m)	Length (m)	eU3O8 (%)[1]
WR-577D1[2,4,5]	Gryphon Up-Plunge	Basement	664.5	666.6	2.1	0.3
and		Basement	678.0	679.0	1.0	0.3
WR-582[2,3]	Gryphon Down-Plunge	Basement	764.2	766.6	2.4	2.9
WR-583[2,3]	Gryphon Down-Plunge	Basement	786.3	788.7	2.4	2.8
WR-584B2,3	Gryphon Up-Plunge	Basement	641.6	646.2	4.6	9.0
WR-583D1	Gryphon Down-Plunge		No significant mineralization
WR-583D2[3,5]	Gryphon Down-Plunge	Basement	501.6	503.8	2.2	1.5
and		Basement	508.2	509.8	1.6	2.4
WR-585A	Gryphon Up-Plunge		No significant mineralization
WR-586	Gryphon Down-Plunge		No significant mineralization
WR-586D1	Gryphon Down-Plunge		No significant mineralization
WR-587	Gryphon Up-Plunge		No significant mineralization
WR-588	South of Gryphon		No significant mineralization
WR-588D1	South of Gryphon		No significant mineralization
WR-589[4]	South of Gryphon	Basement	564.4	565.4	1.0	0.2
and		Basement	569.8	573.1	3.3	0.4
and		Basement	576.7	577.7	1.0	0.1
and		Basement	584.0	585.9	1.9	0.2
WR-590[4]	South of Gryphon	Basement	559.6	561.3	1.7	0.1
and		Basement	563.7	567.0	3.3	0.1
and		Basement	572.3	573.8	1.5	0.2
and		Basement	579.1	581.7	2.6	0.3
WR-591[4]	South of Gryphon	Basement	586.3	587.3	1.0	0.2
WR-592[4]	South of Gryphon	Basement	585.4	587.2	1.8	0.5
WR-593[4]	South of Gryphon	Basement	492.9	494.2	1.3	0.3
WR-594	South of Gryphon		No significant mineralization
WR-595[4]	South of Gryphon	Unconformity	525.0	526.2	1.2	1.0
and		Basement	565.8	571.6	5.8	0.2
and		Basement	583.7	585.5	1.8	0.3
WR-596	South of Gryphon		No significant mineralization
WR-597[3]	South of Gryphon	Unconformity	496.5	500.5	4.0	2.8
and		Basement	586.9	587.9	1.0	1.6

Notes:	1. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe
2. Results were previously released
3. Composited above a cutoff grade of 1.0% eU3O8
4. Composited above a cutoff grade of 0.05% eU3O8
5. Distances are measured from the wedge, not from surface.

As the drill holes are oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the basement mineralization is expected to be approximately 75% of the intersection lengths. As the unconformity mineralization is horizontal, the true thickness of the unconformity mineralization is expected to be approximately 90% of the intersection lengths.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison's Annual Information Form dated March 5, 2015 filed under the Company's profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 467,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact
David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison's actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading "Risk Factors" in Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Gryphon Zone High Grade Uranium Discovery at Wheeler River

DENISON MINES

Gryphon Zone Upper Lens Inclined Longitudinal Section (Oriented 015/45E) March 30, 2015

SW
NE
Sub-Athabasca unconformity
WR-595 1.0% / 1.2 m (UC) and 0.2% / 5.8 m (Bsmt) and 0.3% / 1.8 m (Bsmt)
WR-597 2.8% / 4.0 m (UC) and 1.6% / 1.0 (Bsmt)
WR-591 (Bsmt) 0.2% / 1.0 m
WR-592 (Bsmt) 0.5% / 1.8 m
WR-590 (Bsmt) 0.1% / 1.7 m and 0.1% / 3.3 m and 0.2% / 1.5 m
WR-589 (Bsmt) 0.2% / 1.0 m and 0.4% / 3.3 m and 0.1% / 1.0 m and 0.2% / 1.9 m
WR-593 (Bsmt) 0.3% / 1.3 m
WR-596
WR-588
WR-588D1
WR-587
WR-576 0.2% / 1.0 m
WR-579
WR-580 2.7% / 2.0 m
WR-585A
WR-575 0.5% / 2.0 m
WR-584B 9.0% / 4.6 m
WR-577
WR-577D1 0.3% / 2.1 m and 0.3% / 1.0 m
WR-574 5.0% / 2.0 m and 1.5% / 1.0 m and 14.6% / 2.0 m
WR-565
ZK-06
WR-572 2.5% / 1.0 m and 9.5% / 1.0 m and 1.8% / 1.0 m and 2.1% / 1.0 m
ZK-04
WR-560 21.2% / 4.5 m (Lower Lens)
WR-566
WR-569A 2.4% / 1.0 m and 1.1% / 1.5 m and 3.8% / 3.0 m and 13.2% / 3.5 m and 12.4% / 1.0 m and 4.9% / 9.0 m and 3.6% / 2.0 m
WR-556 15.3% / 4.0 m
WR-570 0.3% / 10.5 m and 0.3% / 3.0 m
WR-568
WR-567 1.7% / 1.0 m and 1.6% / 3.0 m
Gryphon Zone
WR-582 2.9% / 2.4 m
WR-583 2.8% / 2.4 m
WR-564 1.2% / 1.0 m and 1.4% / 1.0 m and 1.5% / 1.0 m and 6.6% / 2.0 m and 3.4% / 1.0 m and 1.2% / 1.0 m and 2.1% / 1.0 m
WR-571 8.8% / 2.5 m and 1.9% / 1.0 m
WR-578 0.5% / 4.5 m
WR-583D2 1.5% / 2.2 m and 2.4% / 1.6 m
WR-573D1 22.2% / 2.5 m and 1.5% / 1.0 m
WR-583D1
WR-594
WR-586
WR-586D1
Cross Section
Sub-Athabasca unconformity
WR-597 (Unconformity) 2.8% / 4.0 m
WR-595 (Unconformity) 1.0% / 1.2 m
WR-597 (Basement) 1.6% / 1.0 m
WR-595
WR-597
Pelite
Graphitic Pelite
Quartzite
Pegmatite
Sandstone
100 m
ATHABASCA BASIN
Uranium mines and deposits
Uranium mill
50 km
Midwest, Midwest A 49 million lbs. U_3O_8 (Ind)
Cigar Lake 217 million lbs. U_3O_8 (P&P)
McArthur River (P2N) 361 million lbs. U_3O_8 (P&P)
Wheeler River
Phoenix Deposit 70 million lbs. U_3O_8 (Ind)
Key Lake Mill
Sandstone
Basement
Mineralization Grade x Thickness >1 m%
Mineralization Grade x Thickness >20 m%
Gryphon Zone intersection
Previously released results (% U_3O_8)
Previously released results (% eU_3O_8)
New results (% eU_3O_8)
100 m

This figure to accompany news release dated March 30, 2015.